May 31, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Hill Corporation

Form S-1

Filed March 16, 2018

File No. 333-223712

To the men and women of the SEC:

On behalf of Leader Hill Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 13, 2018 addressed to Seah Chia Yee, the Company’s President, with respect to the Company’s filing of its Form S-1 on March 16, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are an early stage business consulting company that intends to assist start-up to mid-size companies in the East Asia region. However, your disclosure shows that you had $14,051 in assets as of November 30, 2017, and $8,000 in revenues related to a feasibility report furnished to one client in a one-time transaction. In addition, the costs of this offering are approximately $39,000. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Company Response:

According the following link: https://www.sec.gov/fast-answers/answers-blankcheckhtm.html, “A blank check shell company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person.

We do not believe we are a blank check shell Company because we have a true and bona fide business plan. We believe our business plan is specific to the consulting services we plan to offer as detailed on page 15 and 16. The Company also has no plans at this time to be a party to any mergers or acquisitions.

The costs of the offering, should they not be able to be met by the Company, will be funded by the Company’s sole officer and director. We have added this disclosure on page 1, 2, and 20.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

We have no copies of any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 5

3. Please provide risk factor disclosure that you received a going concern opinion from your auditor and explain the risks associated with such opinion.

Company Response:

We have added the following risk factor to page 11:

“The accompanying financial statements have been prepared assuming the company will continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. While the Company is attempting to generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. While the Company believes in the viability of its strategy and in its ability to raise additional funds, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon its ability to achieve profitable operations or obtain adequate financing. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that financial statements are issued. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result in the Company not being able to continue as a going concern.”

4. Please include a risk factor discussing your current financial condition and lack of access to sources of additional funding.

Company Response:

We have added the following risk factor to page 11:

“At present we do not have an established source of funding, nor do we have immediate plans for how to improve our financial situation.

As of November 30, 2017 we have $12,000 in assets, $26,660 in liabilities and a net loss of $16,609. In the event that we are not able to begin generating significant amounts of revenue, the results of our operations may not improve and we may not be able to progress our business operations in a significant manner. Furthermore, we do not have access to sources of additional funding that could provide us with the capital necessary to grow our business. If we are unable to improve our financial condition, through the generation of additional revenue or through securing a source of additional funding, then the results of our operations may suffer.”

5. Please include a risk factor discussing Mr. Seah’s inexperience running a public company.

Company Response:

We have added the following risk factor to page 12:

“Our Chief Executive Officer, Mr. Seah Chia Yee, does not have experience running a public company.

The lack of experience relating to running a public company, on the part of our Chief Executive Officer Mr. Seah Chia Yee, may present ongoing difficulties or challenges for the Company. While our Chief Executive Officer believes that he is familiar with the requirements of running a public company, his experience can give no concrete basis for this belief. He may be unfamiliar with certain reporting requirements, ongoing steps necessary to remain in compliance, and any number of details related to becoming and remaining a public company. Such inexperience may negatively impact the results of our operations.”

Plan of Operations, page 14

6. Please revise this section to describe the company’s plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Company Response:

We have added the following to page 16:

For the remainder of the fiscal year the Company has plans to promote its services through existing contacts and via in person conferences where the Company may be able to interact with and meet with potential new clients. The Company is actively, and for the remainder of the fiscal year, will be researching upcoming business conferences that it may be able to attend to promote its services.

In addition to the above the Company is also actively, and will continue the rest of the year, to focus on the creation of a Company website to detail the services the Company offers. The Company believes this will increase exposure to potential new clients.

Recent Sales of Unregistered Securities, page 28

7. We note that Mr. Seah has yet to pay you for 4,000,000 shares of restricted common stock. Please confirm whether you will receive consideration for the shares before you request effectiveness of this registration statement.

Company Response:

The following was added to page 14, 15, 26, and 28, “Payment for the shares was made on March 14, 2018 and March 15, 2018.”

Exhibits to Registration Statement, page 28

8. We note that your only revenues to date were generated by the creation of a feasibility report for a client in a one-time transaction. Please file the contract that was entered into with the client as a material contract or explain to us why you believe it is not required to be filed. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

We have included herein the “Agreement for the Feasibility Report” as exhibit 99.2. This agreement is translated from the original copy which was written in Mandarin. It however, has been signed by all parties.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 31, 2018

/s/ Chia Yee Seah

Chia Yee Seah

President